

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Stephen Cumming
Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131

     Re: **Atmel Corporation**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 28, 2012
              File No. 000-19032

Dear Mr. Cumming:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comment.

Form 10-K for the fiscal year ended December 31, 2011

Note 1. Summary of Significant Accounting Policies, page 70

Out of Period Adjustments, page 70

1. Please tell us the underlying reasons why you reversed test and assembly subcontractor accruals for $6.9 million in the second quarter of 2011. Explain if this was the result of an error or a refinement in judgments. Please also explain the error, which resulted in excess depreciation for certain fixed assets, that was also corrected in the second quarter of 2011. We see from the quarterly data on page 118 that the correction of the errors increased net income by $8.6 million or

Stephen Cumming
Atmel Corporation
May 2, 2012
Page 2

9% of net income for the quarter ended June 30, 2011. Please provide us with
your materiality analysis under SAB Topic 1M.

Note 14. Operating and Geographical Segments, page 105

2. We note that you do not provide quantitative information about products and
services in this footnote. Please tell us how you considered the guidance in FASB
ASC 280-10-50-40 in assessing whether you should provide disclosure of
revenues from external customers for each product and service (or each group of
similar products and services) unless it is impracticable to do so. If it is
impracticable, you should disclose that fact.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-
3605 if you have questions regarding comments on the financial statements and related
matters. You may contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202)
551-3635 with other questions. You may also contact me at (202) 551-3676 if you have
any questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief